UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit 99.1 — Press Release

Exhibit 99.2 — Notice of Annual General Meeting

Exhibit 99.3 — Notice of Class C Meeting

Exhibit 99.4 — Notice of Class A Meeting

Exhibit 99.5 — Proxy Card for Annual General Meeting

Exhibit 99.6 — Proxy Card for Class C Meeting

Exhibit 99.7 — Proxy Card for Class A Meeting

Exhibit 99.8 — Voting Card for ADS Holders

Exhibit 99.9 — CDP Depositor Proxy Forms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: July 26, 2022